COMMENTS RECEIVED ON MAY 8, 2014

FROM EDWARD BARTZ

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Corporate Bond ETF
Fidelity Investment Grade Bond ETF
Fidelity Limited Term Bond ETF
Fidelity Total Bond ETF

PRE-EFFECTIVE AMENDMENT NO. 3

1. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

From Fidelity Corporate Bond ETF:

  "Normally investing at least 80% of assets in investment-grade corporate bonds and other corporate debt securities and repurchase agreements for those securities."

From Fidelity Investment Grade Bond ETF:

  "Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities."

From Fidelity Limited Term Bond ETF:

  "Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities."

From Fidelity Total Bond ETF:

  "Normally investing at least 80% of assets in debt securities of all types and repurchase agreements for those securities."

C: The first bullet point in this section provides that each fund will normally invest at least 80% of its assets in a particular type of debt security. Since the term "bond" is in each fund's name, the Staff requests that we revise this policy to provide that each fund will invest, under normal circumstances, at least 80% of the value of its assets in the appropriate type of bond. Each fund may then provide reasonable definition of the bonds. See Rule 35d-1 (a)(2)(i) under the Investment Company Act of 1940 (the "Investment Company Act").

R: We continue to believe that each fund's name and 80% policy are consistent with Rule 35d-1. As previously discussed with the Staff,we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). Accordingly, we respectfully decline to modify the disclosure as suggested.

2. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy of the funds, or that each fund may invest in bonds of any maturity.

R: Limited Term Bond ETF currently discloses its policy of normally maintaining a dollar-weighted average maturity between two and five years.

Each of the Corporate Bond ETF, Investment Grade Bond ETF, and Total Bond ETF do not have a principal investment strategy of investing in securities of companies with a particular maturity. We note that Investment Grade Bond ETF and Total Bond ETF include disclosure in the "Fund Summary" and "Investment Details" sections that FMR will allocate the fund's assets among different maturities.

Fidelity Merrimack Street Trust (File Nos. 333-186372 and 811-22796), Pre-Effective Amendment No. 3

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3. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

From Fidelity Corporate Bond ETF:

  "Investing in lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We believe that the funds' existing definition of lower-quality debt securities under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph is accurate and complete. As we indicated previously, we are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." Moreover, it is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Accordingly, we respectfully decline to modify the disclosure.

4. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that if a fund holds any credit default swaps in its portfolio, at this time it would expect to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

5. "Buying and Selling Information" (SAIs)

"Transaction Fees on Redemptions of Creation Units"

C: The Staff requests that we confirm that the fixed and variable transaction fees will not exceed 2% of the value of the shares redeemed. See Rule 22c-2 under the Investment Company Act.

R: The fund's fixed and variable transaction fees in connection with redemptions of Creation Units will comply with Rule 22c-2 and, as such, will not exceed 2% of the value of shares redeemed.

Fidelity Merrimack Street Trust (File Nos. 333-186372 and 811-22796), Pre-Effective Amendment No. 3

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6. All funds

"Trustees and Officers" (SAIs)

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

7. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like us to add disclosure stating that biographies reflect all directorships for the past five years.

R: We are aware that Item 17(a)(1) of Form N-1A requires, among other things, disclosure of the principal occupation for each director of a fund during the past 5 years, and that Item 17(b)(3)(ii) further provides as follows: "Unless disclosed in the table required by paragraph (a)(1) of this Item 17 or in response to paragraph (b)(3)(i) of this Item 17, indicate any directorships held during the past five years by each director in any company with a class of securities registered pursuant to section 12 of the Securities Exchange Act (15 U.S.C. 78l) or subject to the requirements of section 15(d) of the Securities Exchange Act (15 U.S.C. 78o(d)) or any company registered as an investment company under the Investment Company Act, and name the companies in which the directorships were held." We are aware of the need to respond to these requirements and have disclosed directorships held during the past five years. Neither Item 17(a)(1) nor Item 17(b)(3)(ii) requires the inclusion of the requested statement, and we do not believe such a statement would be helpful to shareholders. Moreover, we do not believe such disclosure is consistent with Instruction C.1 of Form N-1A, which provides that funds should avoid simply restating legal or regulatory requirements to which they are generally subject. Accordingly we have not modified the disclosure.

8. Fidelity Limited Term Bond ETF

"Investment Details" (prospectus)

"Principal Investment Strategies"

"The Adviser uses the Fidelity Limited Term Composite Index as a guide in structuring the fund and selecting its investments. The Adviser manages the fund to have similar overall interest rate risk to the index."

C: The Staff requests that we add a description of the Fidelity Limited Term Composite Index.

Fidelity Merrimack Street Trust (File Nos. 333-186372 and 811-22796), Pre-Effective Amendment No. 3

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R: A description of the Fidelity Limited Term Composite Index will be added to the fund's next filing.

9. Fidelity Limited Term Bond ETF

"Investment Details" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we provide a description of the policies and procedures enacted to minimize any potential conflicts of interest caused by the fact that Fidelity and its affiliates act as both index provider and investment adviser to the fund.

R: The fund's broad-based securities market index, which will be disclosed when performance history will be available for the fund after the fund has been in operation for one calendar year, will be administered by an index provider that is not affiliated with Fidelity. The fund's supplemental index, the Fidelity Limited Term Composite Index, will be a customized blend of unmanaged indexes that are created, compiled, maintained and sponsored by unaffiliated third party index providers.

10. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

Fidelity Merrimack Street Trust (File Nos. 333-186372 and 811-22796), Pre-Effective Amendment No. 3

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FOLLOW-UP COMMENTS RECEIVED ON JUNE 2, 2014

FROM EDWARD BARTZ

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Corporate Bond ETF
Fidelity Investment Grade Bond ETF
Fidelity Limited Term Bond ETF
Fidelity Total Bond ETF

PRE-EFFECTIVE AMENDMENT NO. 3

11. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

From Fidelity Corporate Bond ETF:

  "Investing in lower-quality debt securities."

C: The Staff reiterates the request that lower-quality debt securities be referred to as "junk bonds."

R: We will modify each fund's disclosure regarding "lower-quality debt securities" as follows:

"Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) involve greater risk of default or price changes due to changes in the credit quality of the issuer."